Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Tesoro Corporation is publicly held and has no parent. The subsidiaries listed below are wholly-owned. Certain omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year ended December 31, 2011.

Name of Subsidiary	Incorporated or Organized Name of Subsidiary Under Laws of
Tesoro Alaska Company	Delaware
Tesoro Refining and Marketing Company	Delaware
Tesoro Companies, Inc.	Delaware
Tesoro Northstore Company	Delaware
Tesoro Canada Supply & Distribution, Ltd.	British Columbia
Tesoro Hawaii Corporation	Delaware
Tesoro Panama Company S.A.	Panama
Tesoro Logistics GP, LLC	Delaware